CANADIAN SUPPLEMENTTO

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the twelve months ended October 31, 2007

 This document supplements the Management’s Discussion and Analysis for October 31, 2007 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

Canadian supplement to 2007 management’s discussion and analysis
[All tabular amounts in millions of US Dollars, except where noted]

January 29, 2008

The annual financial statements of MDS Inc. (MDS or the Company) for the year ended October 31, 2007 are reported in United States (US) dollars and prepared in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our management’s discussion and analysis (MD&A) that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP) those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.  The Canadian Supplement should be read in conjunction with our 2007 annual MD&A and financial statements included in our annual report for the fiscal year ended October 31, 2007(Annual Report).  Note 27 of our 2007 annual financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company’s financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the 2007 annual MD&A, dated January 22, 2008 contained in the Financial Review portion of our Annual Report.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted EPS.  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Consolidated operating highlights
A summary of the impacts of the differences between US and Canadian GAAP appears below:

		2007	2006	2005
Total revenues – US GAAP		$1,210	$1,060	$982
Total revenues – Canadian GAAP		$1,253	$1,107	$1,045

Operating income (loss) – US GAAP		$(108)	$(56)	$(76)
Operating income (loss) – Canadian GAAP	$	(39)	$48	$16

Income (loss)from continuing operations– US GAAP		$(33)	$22	$(29)
Income (loss)from continuing operations– Canadian GAAP		$(34)	$29	$1

Basic EPS - continuing operations – US GAAP		$(0.25)	$0.15	$(0.21)
Basic EPS - continuing operations – Canadian GAAP		$(0.26)	$0.21	$-

Consolidated operating highlights and adjusted EBITDA
	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Net revenues	$1,119	$43	$1,162	$955	$47	$1,002
Total revenues	$1,210	$43	$1,253	$1,060	$47	$1,107
Operating income (loss)	$(108)	$69	$(39)	$(56)	$104	$48
Adjusted EBITDA	$145	$24	$169	$77	$41	$118

The differencesbetween US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation, embedded derivatives, pensions and currency forward and option contracts (or hedges).

The primary difference between Canadian GAAP and US GAAP that affects the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to reportthe results of our joint ventures within MDS Analytical Technologies, whereas under US GAAPwe apply the method of equity accounting.    For 2007, we reported $45 million less revenue and $60 million less operating income under US GAAP than we would have reported under Canadian GAAP ($42 million less and $58 millionless, respectively for 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $53 million in 2007 ($49 million in 2006).  Under Canadian GAAP this amount was includedin operating income as part of the proportionate consolidation.  There is no material impact to adjusted EBITDA from this accounting difference.

Other differences in operating income and adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs)are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In 2007, there were $17 million ($46 million in 2006) of ITCs which increased ouroperating lossunder US GAAP, compared to Canadian GAAP.  Adjusted EBITDA was reduced by $11 million ($19 million in 2006) under US GAAP, compared to Canadian GAAP, as $6 million ($27 million in 2006) of the ITCs related to the MAPLE project and were treated as an adjusting item in our calculation of adjusted EBITDA.

•
Research and Development (R&D)expenditures may be capitalized under Canadian GAAP if certain criteria are met; however these expenditures are expensed in the period they are incurred under US GAAP. In 2007, the $14 million ($10 million in 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP.  Our operating losswas increasedby $8 million ($4 million in 2006) under US GAAP due to $6 million of amortization under Canadian GAAP relatingto previously capitalized R&D.

•
Due to a difference in valuation methods for stock-based compensationunder US GAAP and Canadian GAAP, our operating loss was reducedand adjusted EBITDA was higher by$6 million for 2007 (nil in 2006) under US GAAP, compared to Canadian GAAP.

•
Other differences, which are described in Note 27 to our 2007 annual financial statements and highlighted in the segment discussions that follow, include embedded derivatives, pension accounting and hedges.

In calculating adjusted EBITDA and adjusted EPS, shown in the table below, the material changes to the adjusting items include the following two items:

•	In 2007, capitalized R&D was charged to restructuring under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.
•
In 2006, under Canadian GAAP, ITCs were netted against the MAPLE settlement.  Under US GAAP these are treated as a reduction to income tax.  The latter adjustmentrelated to the MAPLE ITCs, only impacts adjusted EBITDA.

Earnings per Share

The adjusted earnings per share (EPS) for US GAAP and Canadian GAAP were as follows.

	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differ-ences	2006 CDN GAAP
Basic earnings per share from continuing operations – as reported	$(0.25)	$(0.01)	$(0.26)	$0.15	$0.06	$0.21
Adjusted for:
Restructuring charges, net	0.19	0.05	0.24	(0.04)	-	(0.04)
FDA-related customer settlements	0.31	-	0.31	-	-	-
Valuation provisions	0.06	-	0.06	0.05	-	0.05
Mark-to-market on interest rate swaps	(0.01)	-	(0.01)	-	-	-
MAPLE settlement	(0.03)	-	(0.03)	0.04	-	0.04
Gain on sale of business and long-term investments	(0.02)	-	(0.02)	-	-	-
Acquisition integration	0.09	-	0.09	-	-	-
Tax rate changes	-	-	-	(0.03)	-	(0.03)
Adjusted EPS	$0.34	$0.04	$0.38	$0.17	$0.06	$0.23

MDS Pharma Services
Selected Financial Highlights
	2007 USGAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Net revenues	$477	$-	$477	$458	$1	$459
Total revenues	$568	$-	$568	$563	$1	$564
Operating income (loss)	$(122)	$4	$(118)	$(54)	$15	$(39)
Adjusted EBITDA	$6	$7	$13	$(26)	$15	$(11)

For MDS Pharma Services there were two material differences between US GAAP and Canadian GAAP.
•
Under Canadian GAAP, ITCs were recorded as a reduction in cost of revenues.  Under US GAAP, ITCs are included in income taxes and, therefore, when compared to Canadian GAAP, MDS Pharma Services operating loss is increasedand adjusted EBITDA is reduced by the $6 million of ITCs earned in 2007     ($12 million in 2006).

•
MDS Pharma Services operating loss in 2007was decreasedunder US GAAP, when compared to Canadian GAAP, due to a $3 million restructuring chargeassociated with deferred development costs. This was treated as an adjusting item under Canadian GAAP in the calculation of adjusted EBITDA.  Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.  There is no difference in adjusted EBITDA related to this item.

MDS Nordion
Selected Financial Highlights
	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Total revenues	$290	$(1)	$289	$295	$2	$297
Operating income (loss)	$72	$8	$80	$40	$30	$70
Adjusted EBITDA	$84	$2	$86	$89	$3	$92

The difference in accounting between US GAAP and Canadian GAAP has resulted in differences in operating income and adjusted EBITDA primarily due to accounting for hedges, ITCs, embedded derivatives and pensions.
•	For MDS Nordion the difference in revenue is due to a difference in accounting for hedges that existed at the time the hedges were entered into.
•
In 2007, ITCs related to R&D programs of $2 million and the MAPLE project of $6 million reduced operatingincomeunder US GAAP compared to Canadian GAAP.  The $6 million of ITCs related to the MAPLE project were treated as an adjusting item in the calculation of adjusted EBITDA under Canadian GAAP and therefore this amount does not appear as a difference between US GAAP and Canadian GAAP for adjusted EBITDA.

•
Under USGAAP,there was an embedded derivative associated with MDS Nordion’s long term Russian Cobalt supply agreement.  Under Canadian GAAP,the contract was not considered to contain an embedded derivative as the US dollar currency used in the contract was considered to be a common usage currency.  Under US GAAP, a gain was recorded in 2007 related to the embedded derivative and therefore operating income and adjusted EBITDA are higher under US GAAP, compared to Canadian GAAP.

•
In 2007, there is a difference in the accounting for pensions between US GAAP and Canadian GAAP that resulted in an increase in the pension expense recorded under US GAAP.  Under US GAAP, operating income and adjusted EBITDA are $4 million lower, compared to Canadian GAAP due to this difference in accounting for pensions.

MDS Analytical Technologies

Selected Financial Highlights

	2007 USGAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Total revenues	$352	$44	$396	$202	$44	$246
Operating income (loss)	$(20)	$63	$43	$(16)	$63	$47
Adjusted EBITDA	$81	$22	$103	$44	$21	$65

The Sciex division of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.  Under Canadian GAAP, these joint ventures are proportionately consolidated and therefore the earnings associated with the joint ventures is included in operating income.

As a result of the difference in accounting for joint ventures, for 2007, we reported $45 million less revenue and  $60 million less operating income under US GAAP than we would have reported under Canadian GAAP  ($42 million less and $58 millionless, respectively for 2006).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $53 million in 2007 ($49 million in 2006).  Under Canadian GAAP this amount was reflected in operating income as part of the proportionate consolidation.  There is no material impact to adjusted EBITDA from this accounting difference.

For MDS Analytical Technologies,the other differencesbetween US GAAP and Canadian GAAP are listed below.

•
In 2007, the $14 million of R&D capitalized under Canadian GAAP, resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP.  Operating losswas increasedby $8 million under US GAAP due to $6 million of amortization under Canadian GAAP that related to previously capitalized R&D.

•
ITCs related to R&D werereflected as a reduction of R&D expense under Canadian GAAP and as a reduction to income tax under US GAAP.  In 2007, there is a $3 million increasein the operating lossand reduction of adjusted EBITDA under US GAAP, compared to Canadian GAAP related to ITCs.

•	Revenue, operating income and adjusted EBITDA were reduced under US GAAP, compared to Canadian GAAP, due to the difference in accounting for certain hedges.

MDS Corporate and other

Selected Financial Highlights
	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Operating income (loss)	$(38)	$(4)	$(42)	$(26)	$(4)	$(30)
Adjusted EBITDA	$(26)	$(7)	$(33)	$(29)	$1	$(28)

The primary difference between US GAAP and Canadian GAAP for Corporate and other is due to the difference in valuation methods used for stock-based compensation.  Under US GAAP, compared to Canadian GAAP, the operating loss is reducedand adjusted EBITDA isincreasedby $6 million in 2007 related to one of our stock-based compensation programs.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.